U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

Rosenwald, M.D. ,       Lindsay                    A.
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   (Last)               (First)                 (Middle)

787 Seventh Avenue, 48th Floor
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                                    (Street)

  New York,               NY                    10019
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   (City)               (State)                 (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

   February 4, 2000
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

Neoprobe Corp. (NEOP)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|_|   Director                             |X|   10% Owner
|_|   Officer (give title below)           |_|   Other (specify below)

            ________________________________________
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6. If Amendment, Date of Original (Month/Day/Year)

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7. Individual or Joint/Group Filing (Check applicable line)

   |_| Form filed by One Reporting Person

   |_| Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 5)                 (Instr. 5)            (Instr. 5)
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
Common Stock                               900,000                   I                    By Aries Domestic Fund, L.P.(1)
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Common Stock                             2,100,000                   I                    By The Aries Master Fund(1)
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

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)                                          Derivative
                              and Expiration Date   ---------------------------------    4. Conver-        Security:
                              (Month/Day/Year)                             Amount           sion or        Direct      7. Nature of
                           ----------------------                          or               Exercise       (D) or         Indirect
                             Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of               Derivative     (I)            Ownership
   Security (Instr. 4)       cisable    Date        Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
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Warrant                      02/04/00   12/31/2002  Common Stock           2,100,000        $0.74           I         By The Aries
                                                                                                                      Master Fund(1)
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Warrant                      02/04/00   12/31/2002  Common Stock             900,000        $0.74           I         By Aries
                                                                                                                      Domestic Fund,
                                                                                                                      L.P.(1)
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

Explanation of Responses:

(1) See Attachment A


/s/ Lindsay A. Rosenwald                                    February 8, 2000
---------------------------------------------            -----------------------
      ** Lindsay A. Rosenwald, M.D.                                Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                                  ATTACHMENT A

     Reporting Person:       Lindsay A. Rosenwald, M.D.
     Issuer:                 Neoprobe Corporation

Paramount Capital Asset Management, Inc. ("PCAM") is the general partner of each of the Aries Domestic Fund, L.P. ("Aries I") and Aries Domestic Fund II, L.P. ("Aries II"), each a Delaware limited partnership, and also serves as the investment manager of the Aries Master Fund, a Cayman Island exempted company (the "Master Fund"), which also owns securities of the Issuer. Dr. Rosenwald is the chairman and sole stockholder of PCAM. As a result, Dr. Rosenwald and PCAM may be deemed to have voting and investment control over the securities of the issuer owned by the Aries Funds under Rule 16a-(a)(1) of the Securities Exchange Act of 1934. Dr. Rosenwald and PCAM disclaim beneficial ownership of the securities held by the Aries Funds, except to the extent of its pecuniary interest therein, if any.


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